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                                 NEWS RELEASE

David R. Wagley
Vice President and Treasurer
(815) 758-9383
dwagley@dekalb.com

Lori J. Fisher
Monsanto Company
(314) 694-8535
lori.j.fisher@monsanto.com

FOR IMMEDIATE RELEASE
MONDAY, SEPTEMBER 14, 1998

   DEKALB, MONSANTO AND THE DEPARTMENT OF JUSTICE STAFF AGREE ON TIMETABLE
            CONCERNING REVIEW OF MONSANTO'S ACQUISITION OF DEKALB


DEKALB, Illinois and ST. LOUIS, Missouri, September 14, 1998 - DEKALB Genetics Corporation and Monsanto Company announced today that they have agreed with the Department of Justice (DoJ) staff with respect to a timetable for concluding the DoJ's review of Monsanto's proposed acquisition of DEKALB.

     Monsanto has agreed not to close its acquisition of DEKALB prior to November 16, 1998, or such earlier date that the DoJ notifies Monsanto that it is closing its investigation of the transaction. As a result of this agreement, Monsanto has extended its tender offer for all the outstanding shares of Class A and Class B Common Stock of DEKALB Genetics Corporation at a purchase price of $100 in cash per share until 5 p.m. EST, on Monday, November 30, 1998. While DEKALB and Monsanto believe that this schedule provides for adequate time to resolve outstanding issues that the DoJ may have, if any, there can be no guarantee that the acquisition will be closed by late November.

     The tender offer had previously been scheduled to expire on September 11, 1998. As of the close of business on Thursday, September 10, 1998, 3,972,262 Class A shares and 10,937,598 Class B shares had been validly tendered and not withdrawn. These figures do not include 485,442 Class A shares and 13,321,436 Class B shares held by Monsanto.

     On May 15, 1998, Monsanto commenced a cash tender offer for all of the common stock of DEKALB at $100 net per share. The second step of the transaction will be a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer.

     The tender offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the offer a number of shares of Class A Common Stock that (together with the shares of Class A Common Stock then held by Monsanto) would constitute a majority of the shares of Class A Common Stock (assuming the exercise of all options, exchange rights and conversion rights of securities exercisable for shares of Class A Common Stock) outstanding at the expiration of the offer (the "minimum condition"), the expiration or termination of the Hart-Scott-Rodino waiting period applicable to the offer and other customary conditions. The number of shares of Class A Common Stock tendered and not withdrawn as of September 10, 1998, would be sufficient to satisfy the minimum condition.


                  3100 SYCAMORE ROAD, DEKALB, IL 60115-9600
                       815-758-3461  FAX:  815-758-3711
DEKALB GENETICS CORPORATION
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     As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 24,700 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.




     Based in DeKalb, Illinois, DEKALB Genetics Corporation is a worldwide leader in agricultural genetics and biotechnology for seed and swine. DEKALB Genetics Corporation Class B Common Stock is traded on the New York Stock Exchange under the symbol DKB.

     Forward-looking statements are subject to several risk factors that could cause actual results to differ from projections. Among these factors are the company's relative product performance and competitive market position, weather conditions, commodity prices, trade policies, market conditions, and intellectual property matters.

     NOTE: DEKALB news releases are available at no charge through PR Newswire's Company News On-Call fax service and on DEKALB's Web site. For a menu of DEKALB's press releases or to retrieve a specific release, call 800-758-5804, extension 262250, or http://www.dekalb.com on the Internet.



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                  3100 SYCAMORE ROAD, DEKALB, IL 60115-9600
                       815-758-3461  FAX:  815-758-3711